Filed by Chevron Corporation Pursuant to Rule 425 under the  Securities  Act of
 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                                   Subject Company:  Texaco Inc.
                                                        Commission File No. 1-27

                                                          Date: October 24, 2000

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

         Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

         Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's
2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

                                      * * *

[Transcript of D.J. O'Reilly Employee Webcast - October 24, 2000]

Oct. 24, 2000, Merger Update:
O'Reilly Webcast for Employees
------------------------------
Hello. It's been a week since we announced the merger with Texaco, and I thought I'd spend some time communicating with you directly. I had a chance to send a letter over the email system last week, but other than that, I've been flat out ever since then, between trips to New York, Boston and Washington. So, this is my first time to get back to you on the screen like this, using the Web technology; and I'm glad to be back home.

Let me start by just saying how enthusiastic I am about this proposed merger. It's going to be great for Chevron. It'll make us a much bigger and stronger company with the competitive base to be able to operate for the long term. I think it's good for our shareholders; it's obviously good for our customers and for you and for me as employees. We have a long-term stake in the company's future, and this will position us well to be big, strong, competitive and to compete with those supermajors. So, I'm very, very excited about this. I'm looking forward to implementing it rapidly, once we get regulatory approval.

I thought I'd spend a few minutes telling you about what's happened during the last week.

I started my week in New York. Many of you have, I think, had a chance to watch the Analysts presentation and to listen to the press questions and how we responded to those. It's still on the Web; you can get into the merger Web site and follow along, if you have missed it by any chance, and get caught up on many of the very strong points about our merger and on many of the questions that the press have asked and how we responded to those. So, there's a lot of information on the Web site, and I encourage you to keep clicking on it to follow through the presentations and learn more about the strengths of this new company.

The second day, Tuesday, we went to Boston and visited with many of our big shareholders. They were very positive meetings; we communicated why we were doing this merger and answered their questions. They're very important, because many of them hold a substantial interest not only in Chevron but also in Texaco. On Wednesday, we went to Washington, spent some time with some of the key lawmakers and again communicated the message about the strength of this new company that we're forming and found that the reaction was pretty good. So, all in all, it's been a very busy week, and I'm glad to be back.

I've been very impressed by the responses that we received from many, many of the different interested parties. And I thought I'd share some of the reactions, first of all, beginning with Wall Street.

Wall Street has analysts who look at companies and make recommendations about whether or not people should buy their shares. So it's very important that they have a positive initial reaction; and certainly, they seem to have had a positive initial reaction. Let me quote from a few of the obvious ones that you might like to hear about.

One analyst said, "The merger is a win/win situation." Another one said, "Chevron/Texaco will be the perfect merger." Yet another one said, "We believe the most compelling positive is the new company's access to large, low-cost, international oil and gas reserves. Following the merger, the new combined company will control significant exposure to all five of the most important oil provinces in the world." And another one -- I thought a very thoughtful one -- had a very, very positive view. He said, "The new combined company could position itself as the new partner of choice in the energy world, not only with superb financial strength and excellent technical skills, but also the flexibility and willingness to listen to and accommodate its host countries and partners across the globe."

The "partner of choice" theme is so important to our success around the world. Now, the media, too, seemed to get the message.

The Wall Street Journal has said, "Texaco brings considerable potential for oil and gas production to Chevron, which is already a force on the world stage." The London Financial Times said, "The prospect of bigger companies may alarm some, but most new finds are likely to be in rough seas or remote terrain where big oil has the best chance for success."

One of the most thoughtful comments came from Dan Yergin. He was the author of The Prize and heads up a consulting firm in Boston. His opinion article in the Wall Street Journal last week said that "the Texaco/Chevron merger is aimed at bringing down costs and assuring sufficient size to take on major, long-term projects." He sees this as "... evidence of a healthy energy industry, one that is vigorously responding to today's challenges, including the current high oil prices and worry about another energy crisis."

So, overall, I think the press had very positive comments. Naturally, they raised some issues that we need to resolve; but overall, I think they viewed it in a very positive manner.

It was also important that the government respond positively -- or at least, not negatively. And we got many positive and supportive comments from government officials; certainly, at the least, they were willing to take a wait-and-see attitude.

One of the quotes that I think helped us a lot was from U.S. Secretary, Bill Richardson -- Secretary of Energy. He said, "My initial view is positive. These are two solid companies; this is one of the inevitable outgrowths of the global economy." So that has been very helpful as well, as well as many of the other positive comments that we received.

Now, most important of all, though -- and of most interest to me -- have been the comments that have come from you, the Chevron employees. I've been flooded with emails; there have been many, many positive comments, and I sense there's a lot of enthusiasm and support for this merger. Let me give you a couple of examples.

Here's a note from a supervisor at El Segundo. "As a 20-year-plus employee, I would like to thank you for all the hard work involved in the Chevron/Texaco merger. It's good to see Chevron stepping up and making something good happen for our employees and our investors." Here's another one, from somebody in Chevron Overseas Petroleum Inc.: "As I move around Chevron Park today, I noticed more smiles and a more upbeat tone. With today's announcement, our future as a corporation is brighter than ever, and employees are reacting positively." So I'm very appreciative of those comments. I think it's great to get that sort of response from our employees. Now, many of you are asking what can you do to help, and I appreciate those offers of help. We're putting together a merger integration team -- John Watson of Chevron will lead the effort from our side, and his counterpart from Texaco will lead from the Texaco side. They've got a lot of work to do.

First of all, we've got to begin with filing the regulatory papers not only in the United States but also in Canada and Europe and in many other countries around the world. So, getting the regulatory approval will probably take some time; typically, in transactions like this, it takes at least six months and can take up to 12 months, based on what we've seen happen in other, similar mergers. So, there will be a time lag here; however, in parallel with that, we need to plan and prepare for the merger itself.

There'll be a lot of planning work that goes on, involving Chevron people working with their counterparts from Texaco. And I can promise you, as we go through this period of time, we will communicate, communicate, communicate so that you know -- all of you know -- what's going on and what's going to be coming next.

But I think the most important message is that, in the really near term, nothing is going to be different for most of us. Most of us need to stay focused on our jobs. We need to stay focused on getting the work done in a safe, reliable and efficient manner. Many of you were involved in meetings around The Chevron Way and the Strategic Plan; we're in the middle of that deployment right now, and that effort should continue. It is so critical that we understand and commit together to, first of all, operational excellence -- safe, reliable and efficient operations. Secondly, to continue to work on cost reduction, which is so critical for our long-term competitiveness. Thirdly, to continue to work on capital stewardship. We are continuing our capital programs; we continue to have projects that we are working on. It's important that we make good decisions about those projects and then that we execute those projects well.

And finally, we need to continue on our profitable growth track. We have many opportunities to continue to grow around the company, and it's important that we pursue those vigorously and not allow ourselves to get distracted by prospects of this merger, which will even make us stronger, but will only make us stronger if we don't lose the momentum that we're gaining from the work we're doing today.

Finally, organizational capability -- continuing to work together as a team of people with skills, with the sharing, the learning, the teamwork that's so critical to our success -- building organizational capability, building our skill levels, getting better and better at delivering on our plans, is so important. It drives all of the other four; it is truly the "+1" of the "4+1."

I'm confident that we will be successful in moving ahead with this merger; I'm confident that we'll make Chevron stronger for the long term; and I'm confident in you -- all of you -- because I know that together, if we stay focused, we can be successful, we can be strong. It will be good for our shareholders; it will be good for our customers; it will be good for America, for the rest of the world, and particularly good for all of us as Chevron employees.

I thank you for your support, and I look forward to giving you updates as we move forward. Thanks again, and stay focused.


--------------------------------------------------------------------------------
Private  Securities  Litigation  Reform Act Safe Harbor Statement
-----------------------------------------------------------------
Except for the historical and present factual information contained herein, the matters set forth above, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.


Additional Information
----------------------
Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement / prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.
                                      # # #